LAW OFFICES
BERKMAN, HENOCH, PETERSON & PEDDY, P.C.
100 GARDEN CITY PLAZA, GARDEN CITY, NY 11530-2112
TELEPHONE: (516) 222-6200
FACSIMILE: (516) 222-6209
E-MAIL: j.stein@bhpp.com

January 5, 2007

VIA EDGAR

Michael McTiernan
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street NE
Washington, D.C. 20549

Re:    Home System Group (the “Company”)

Dear Mr. McTiernan:

This letter shall serve as a response to your comment letter dated January 3, 2007. The numbers below correspond to the numbered comments set forth in your letter.

General

1. The Company has amended its Form 10-KSB/A filed May 22, 2006 to revise the discussion in Item 8A. Controls and Procedures to reflect the conclusions of the principal executive and principal financial officers regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the Form 10-KSB/A.

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any further questions or comments please contact the undersigned.

Very truly yours,

Jeffrey M. Stein